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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                                (FINAL AMENDMENT)


                          Landmark Systems Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 51506S - 10 - 0
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                                 (CUSIP Number)

                      Kim D. Cooke, Esq., Managing Director
                   Blue Water Capital, L.L.C., Managing Member
                       Blue Water Strategic Fund I, L.L.C.
                              8300 Greensboro Drive
                                   Suite 1210
                                McLean, VA 22102
                                 (703) 790-8821
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 15, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


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 CUSIP No. 515065-10-0                                                             Page           2         of       5       Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Blue Water Strategic Fund I, L.L.C.
         8300 Greensboro Drive
         Suite 1210
         McLean, VA  22102
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a)  [ ]
                                                                                                                          (b)  [ ]



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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         00
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                                                    [ ]


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         CITIZENSHIP OR PLACE OF ORGANIZATION

6        Delaware
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                                7       SOLE VOTING POWER

          NUMBER OF                     513,793
                                ---------------------------------------------------------------------------------------------------
            SHARES              8       SHARED VOTING POWER

         BENEFICIALLY

           OWNED BY                     0
                                ---------------------------------------------------------------------------------------------------
             EACH               9       SOLE DISPOSITIVE POWER

          REPORTING

            PERSON                      513,793
                                ---------------------------------------------------------------------------------------------------
             WITH               10      SHARED DISPOSITIVE POWER


                                        0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         513,793
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.36%
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14       TYPE OF REPORTING PERSON*

         00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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 CUSIP No. 515065-10-0                                                             Page           3         of       5       Pages
                                                                                       -------------------    --------------
---------------------------------------------------------------                   -------------------------------------------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Blue Water Capital, L.L.C.
         8300 Greensboro Drive
         Suite 1210
         McLean, VA  22102
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a)  [ ]
                                                                                                                          (b)  [ ]



-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         00
-----------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                                                    [ ]


-----------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                                7       SOLE VOTING POWER

          NUMBER OF                     513,793
                                ---------------------------------------------------------------------------------------------------
            SHARES              8       SHARED VOTING POWER

         BENEFICIALLY

           OWNED BY                     0
                                ---------------------------------------------------------------------------------------------------
             EACH               9       SOLE DISPOSITIVE POWER

          REPORTING

            PERSON                      513,793
                                ---------------------------------------------------------------------------------------------------
             WITH               10      SHARED DISPOSITIVE POWER

                                        0
-----------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         513,793
-----------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.36%
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14       TYPE OF REPORTING PERSON*

         00
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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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          This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 4, 1998 by Blue Water Strategic Fund I, L.L.C., a Delaware limited liability company ("Blue Water Strategic Fund") and Blue Water Capital I, L.L.C., a Delaware limited liability company ("Blue Water Capital"). This Amendment No. 1 is filed with respect to the shares of Common Stock, par value $.01 per share ("LDMK Common Stock") of Landmark Corporation, a Delaware corporation ("LDMK").

          Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          ITEM 5. INTEREST IN SECURITIES OF ISSUER.

          The Series B Preferred Stock owned by the Reporting Persons converted on November 21, 1997 into 592,793 shares of Common Stock. Based upon the reported number of shares outstanding (based upon representations of the Issuer in its Form 10Q filed on November 15, 1999), as of November 15, 1999, the Reporting Persons beneficially owned less than 5% of the outstanding Common Stock of the Issuer. As a result of recent sales by the Reporting Persons in the last sixty (60) days, the Reporting Persons beneficially own 513,793 shares of Common Stock, which represents approximately 4.36% of the outstanding Common Stock of the Issuer. Blue Water Strategic Fund has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of all such securities. Such power is exercised through its Managing Member, Blue Water Capital.


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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            BLUE WATER STRATEGIC FUND I, L.L.C.

                            By:   Blue Water Capital, LLC, its   Managing Member


                                  By:   /s/ Kim D. Cooke
                                     ----------------------------
                                        Kim D. Cooke, Esq.
                                        Managing Director


                           BLUE WATER CAPITAL, L.L.C.


                                  By:   /s/ Kim D. Cooke
                                     ----------------------------
                                        Kim D. Cooke, Esq.
                                        Managing Director

Dated:  March 10, 2000